UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                October 2, 2019

  Via E-Mail
  Tobias L. Knapp, Esq.
  O'Melveny & Myers LLP
  Times Square Tower
  Seven Times Square
  New York, NY 10036

          Re:     Progenics Pharmaceuticals, Inc.
                  PREC14A filed on September 25, 2019
                  File No. 000-23143

  Dear Mr. Knapp:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement
  Cover page

  1. We note your disclosure Velan's candidates would control the board "...and, although they would be subject to their fiduciary duties under Delaware law, they would be in a position to advance Velan's specific interests, which may not be aligned with the interests of all of our shareholders." Please revise your disclosure to clarify that Velan's candidates are independent of Velan. Also, clarify why you believe that Velan's "specific interests" may not be aligned with the interests of other shareholders.

  2. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure referencing "past activities of Velan's group members in other pharmaceutical business involved in questionable business practices, such as reported price gouging and illegal kickbacks." In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule
14a-9.
 Tobias L. Knapp, Esq.
O'Melveny & Myers LLP
October 2, 2019
Page 2

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that the company is a "leading company un using artificial intelligence in treating prostate cancer."

Reasons to Reject the Velan Consent Proposals, page 3

4. Please revise the section relating to Proposal 4 to clarify that the Velan proposal would not, as written, permanently restrict the ability of the board or shareholders to adjust the size of the board. In addition, provide support for your belief that proposal 4 "...reflects
       Velan's attempt at locking in its influence over the Board by restricting new membership."

Background of the Velan Consent Solicitation, page 6

5. We note that your entry for the events of July 26, 2019 differs from the description provided by Velan in its proxy statement. Please revise your disclosure to provide additional background or advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions